Mail Stop 4561

April 19, 2006

Mr. Richard Govatski
Chief Executive Officer
NMXS.Com, Inc.
5021 Indian School Road
Suite 100
Albuquerque, New Mexico 87110

> **Re:** **NMXS.Com, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2004**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended June 30, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended September 30, 2005**
> **File No. 333-30176**

Dear Mr. Govatski:

We have reviewed the above referenced filings and your response letter dated March 22, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Note B – Summary of Significant Accounting Policies

[2] Revenue Recognition, pages 25-27

1.   We note your response to prior comment number 1 and your revised disclosure with
        respect to your accounting policy for hosting arrangements. Please address the following
        with respect to your revised disclosure:
        ▪ For your arrangements that are in the scope of SOP 97-2, clarify when you recognize
           revenue for the software license and customization service elements. In addition, tell
           us the situation(s) that you have sold your hosting service separately.
        ▪ For your arrangements that are in the scope of SAB 104 (i.e. your service
           arrangements), tell us whether you recognize all revenue in such arrangements on a
           straight-line basis over the life of the arrangements, or just the portion of the
           arrangements relating to the hosting service. In this respect, if such arrangements
           contain any other services (e.g. customization services), tell us when you recognize
           revenue from such services and how your policy complies with the guidance of SAB
           104, Section A.3.f.

2.   We note your response to prior comment number 2, which states, "We do not believe that
        the reclassification from accounts receivable to prepaid advertising credits is material to
        the reader of the financial statements." We question your materiality assessment as the
        amount of prepaid barter credits improperly recorded as accounts receivable represents
        approximately 24% of your total assets as of December 31, 2004. Please provide your
        full materiality analysis pursuant to SAB 99 to support your conclusion that the
        misclassification is not material. If you conclude that the misclassification is material,
        tell us how you plan to correct your December 31, 2005 Form 10-KSB to provide
        comparative balance sheets pursuant to APB Opinion 20.

3.   We note your revised disclosure controls and procedures disclosure on page 50 of your
        December 31, 2004 Form 10-KSB/A in response to prior comment number 3. Your
        revised disclosures states that your Certifying Officers evaluated the effectiveness of
        your disclosure controls and procedures; however, it does not explicitly conclude whether
        your disclosure controls and procedures were effective as of December 31, 2004.
        Confirm that your disclosure controls and procedures were effective as of December 31,
        2004 and note for future filings.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 8A. Controls and Procedures, page 51

4.   We note that your Certifying Officers concluded that your disclosure controls and
        procedures are effective, "in ensuring that information required to be reported is
        recorded, processed, summarized and reported within the time periods specified in the
        Commissions rules and forms." Revise to clarify, if true, that your officers concluded
        that your disclosure controls and procedures are also effectively designed to ensure that
        information required to be disclosed in the reports that your file or submit under the Act
        is accumulated and communicated to your management, including your Certifying
        Officers, as appropriate to allow timely decisions regarding required disclosure. Ensure
        the appropriate language is also included in all future quarterly and annual reports filed.
        See Exchange Act Rule 13a-15(e).

                                            *****

        As appropriate, please amend your filing and respond to this comment within 10 business
days or tell us when you will provide us with a response. Please submit all correspondence and
supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish
to provide us with marked copies of any amendment to expedite our review. Please furnish a
cover letter with any amendment that keys your responses to our comment and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing any amendment and your responses to
our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

Mr. Richard Govatski
NMXS.Com, Inc.
April 19, 2006
page 4

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

      Sincerely,

      Stephen Krikorian
      Accounting Branch Chief